SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No.2)*

                              Medix Resources, Inc.
                                (Name of Issuer)

                                  Common Stock
                           (Title Class of Securities)

                                   585011 10 9
                                 (CUSIP Number)

                  Lyle B. Stewart, Esq., Lyle B. Stewart, P.C.
          3751 S. Quebec Street, Denver, Colorado 80237, (303) 267-0920
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)


                                February 1, 2000
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

     The remainder of this cover page shall be filled out for a reporting person's initial filing or initial EDGAR filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP No. 585011 10 9
Page 2 of 5 Pages

(1)   NAME OF REPORTING PERSON:  JOHN PETER YEROS

(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

a. __

b. __

    (3) SEC USE ONLY:


    (4) SOURCE OF FUNDS:  PF

    (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): [ ]

    (6) CITIZENSHIP OR PLACE OF ORGANIZATION:   U.S. Citizen

   NUMBER OF SHARES BENEFICIAL OWNED BY REPORTING PERSON WITH:

    (7) SOLE VOTING  POWER:     3,289,768 shares, of which 3,159,768 shares are
        deemed beneficially owned because the reporting person holds options and other rights that would permit him to acquire such shares within the next 60 days.

    (8) SHARED VOTING POWER:            0

    (9) SOLE DISPOSITIVE POWER: 3,289,768 shares, of which 3,159,768 shares are deemed beneficially owned because the reporting person holds options and other rights that would permit him to acquire such shares within the next 60 days.

   (10)   SHARED DISPOSITIVE POWER: 0

   (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
          3,289,768 shares, of which 3,159,768 shares are deemed beneficially owned because the reporting person holds options and other rights that would permit him to acquire such shares within the next 60 days.

                                  SCHEDULE 13D

CUSIP No  5850911 10 9
Page 3 of 5 Pages

    (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES:  [ ]

    (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.2 % of Issuer's outstanding Common Stock

    (14) TYPE OF REPORTING PERSON:  IN

Item 1.   Security and Issuer.

This statement relates to shares of the Common Stock ("Common Stock"), par value of $.001 per share, of Medix Resources, Inc., a Colorado corporation (the "Issuer"). Beneficial ownership reported herein includes Common Stock issuable upon the exercise of stock options and warrants issued to the reporting person by the Issuer. The Issuer maintains its principal executive offices at 7100 E. Belleview Ave., Suite 301, Englewood, CO 80111.

Item 2.    Identity and Background.

(a)   This statement is filed by John P. Yeros (the "Reporting
      Person").
(b) His business address is 7100 E. Belleview Ave., Suite 301, Englewood, CO 80111.
(c) The principal occupation of the Reporting Person is Chairman of the Board of the Issuer.
(d) During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) During the last five years, the Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree, or final order enjoining future violations of , or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)   The Reporting Person is a citizen of the United States.

                                  SCHEDULE 13D

CUSIP No  5850911 10 9
Page 4 of 5 Pages
Item 3.   Source and Amount of Funds or Other Consideration.

If the Reporting Person exercises any of the options and warrants that have been granted to the

Reporting Person as part of his compensation by the Issuer, he will use personal funds.

Item 4.    Purpose of Transaction.

The Reporting Person has acquired and may acquire Common Stock from time to time pursuant to outstanding options, convertible securities and warrants for personal investment purposes. He may dispose of Common Stock from time to time for personal financial reasons.

Item 5.   Interest in Securities of the Issuer.

   (a) See items (11) and (13) on pages 2 and 3 of this Schedule 13D.

   (b) See items (7) through (10) on page 2 of this Schedule 13D.

   (c)On December 9, 1999, the Reporting Person purchased from the Issuer 25 Units, each consisting of one share of 1999 Series C Convertible Preferred Stock of the Issuer and Warrants to purchase 4,000 shares of Common Stock at an exercise price of $0.50 per share. The purchase price of each Unit was $1,000. Each share of the Issuer's 1999 Series C Convertible Preferred Stock is convertible into 2,000 shares of the Issuer's Common Stock.

   (d) None

   (e) Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None, other than standard stock purchase agreements, option agreements and warrant agreements between the Issuer and the Reporting Person.

Item 7. Material Filed as Exhibits.
        None

                                  SCHEDULE 13D

CUSIP No  5850911 10 9

Page 5 of 5 Pages

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2000

   /s/John P. Yeros
   -----------------
      John P. Yeros